Filed pursuant to Rule 433
Registration Statement No. 333-168347

February 15, 2013

Amended Final Term Sheet

$6,000,000,000

Vodafone Group Public Limited Company

$900,000,000 0.900% Notes due February 2016
$1,400,000,000 1.500% Notes due February 2018
$1,600,000,000 2.950% Notes due February 2023
$1,400,000,000 4.375% Notes due February 2043
$700,000,000 Floating Rate Notes due February 2016

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, HSBC Securities (USA) Inc. at 1-866-811-8049, J.P. Morgan Securities LLC at 1-212-834-4533, Mitsubishi UFJ Securities (USA), Inc. at 1-877-649-6848 and Morgan Stanley & Co. LLC at 1-866-718-1649.

0.900% Notes due February 2016 (the “Tranche 1 Notes”)

Maturity Date	We will repay the Tranche 1 Notes on February 19, 2016 at 100% of their principal amount plus accrued and unpaid interest.

Issue Date	February 19, 2013.

Issue Price	99.888% of the principal amount, plus accrued interest, if any, from and including February 19, 2013 to the date the Tranche 1 Notes are delivered to investors.

Interest Rate	0.900% per annum.

Interest Payment Dates	Semi-annually on February 19 and August 19 of each year, commencing August 19, 2013 up to and including the maturity date for the Tranche 1 Notes, subject to the applicable business day convention.

Business Day Convention	Following, Unadjusted.

Day Count Fraction	30/360.

Optional Make-Whole Redemption

We have the right to redeem the Tranche 1 Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of such Notes plus accrued interest to the date of redemption and (2) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 10 basis points.

CUSIP Number	92857W BA7

ISIN Number	US92857WBA71

1.500% Notes due February 2018 (the “Tranche 2 Notes”)

Maturity Date	We will repay the Tranche 2 Notes on February 19, 2018 at 100% of their principal amount plus accrued and unpaid interest.

Issue Date	February 19, 2013.

Issue Price	99.540% of the principal amount, plus accrued interest, if any, from and including February 19, 2013 to the date the Tranche 2 Notes are delivered to investors.

Interest Rate	1.500% per annum.

Interest Payment Dates	Semi-annually on February 19 and August 19 of each year, commencing August 19, 2013 up to and including the maturity date for the Tranche 2 Notes, subject to the applicable business day convention.

Business Day Convention	Following, Unadjusted.

Day Count Fraction	30/360.

Optional Make-Whole Redemption

We have the right to redeem the Tranche 2 Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of such Notes plus accrued interest to the date of redemption and (2) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 12.5 basis points.

CUSIP Number	92857W BE9

ISIN Number	US92857WBE93

2.950% Notes due February 2023 (the “Tranche 3 Notes”)

Maturity Date	We will repay the Tranche 3 Notes on February 19, 2023 at 100% of their principal amount plus accrued and unpaid interest.

Issue Date	February 19, 2013.

Issue Price	99.537% of the principal amount, plus accrued interest, if any, from and including February 19, 2013 to the date the Tranche 3 Notes are delivered to investors.

Interest Rate	2.950% per annum.

Interest Payment Dates	Semi-annually on February 19 and August 19 of each year, commencing August 19, 2013 up to and including the maturity date for the Tranche 3 Notes, subject to the applicable business day convention.

Business Day Convention	Following, Unadjusted.

Day Count Fraction	30/360.

Optional Make-Whole Redemption

We have the right to redeem the Tranche 3 Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of such Notes plus accrued interest to the date of redemption and (2) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 15 basis points.

CUSIP Number	92857W BC3

ISIN Number	US92857WBC38

4.375% Notes due February 2043 (the “Tranche 4 Notes” and, together with the Tranche 1 Notes, the Tranche 2 Notes and the Tranche 3 Notes, the “Fixed Rate Notes”)

Maturity Date	We will repay the Tranche 4 Notes on February 19, 2043 at 100% of their principal amount plus accrued and unpaid interest.

Issue Date	February 19, 2013.

Issue Price	98.716% of the principal amount, plus accrued interest, if any, from and including February 19, 2013 to the date the Tranche 4 Notes are delivered to investors.

Interest Rate	4.375% per annum.

Interest Payment Dates	Semi-annually on February 19 and August 19 of each year, commencing August 19, 2013 up to and including the maturity date for the Tranche 4 Notes, subject to the applicable business day convention.

Business Day Convention	Following, Unadjusted.

Day Count Fraction	30/360.

Optional Make-Whole Redemption

We have the right to redeem the Tranche 4 Notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of such Notes plus accrued interest to the date of redemption and (2) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 20 basis points.

CUSIP Number	92857W BD1

ISIN Number	US92857WBD11

Floating Rate Notes due February 2016 (the “Tranche 5 Notes” or the “Floating Rate Notes” and, together with the Fixed Rate Notes, the “Notes”)

Maturity date	We will repay the Tranche 5 Notes on February 19, 2016 at 100% of their principal amount plus accrued and unpaid interest.

Issue date	February 19, 2013.

Issue price	100% of the principal amount, plus accrued interest, if any, from February 19, 2013.

Interest rate

The interest rate for the period from February 19, 2013 to, but excluding, the first interest reset date will be the initial base rate, as adjusted by adding the spread. Thereafter, the interest rate will be the base rate, as adjusted by adding the spread. The interest rate will be reset quarterly on each interest reset date.

Initial base rate	Three-month U.S. dollar LIBOR, as determined on February 19, 2013.

Base rate	Three-month U.S. dollar LIBOR

Spread	Plus 0.385%.

Interest payment dates

Quarterly on February 19, May 19, August 19 and November 19 of each year, commencing May 19, 2013, up to and including the maturity date for the Tranche 5 Notes, subject to the applicable business day convention.

Interest reset dates

Starting with the interest period scheduled to commence on May 19, 2013, the interest reset date for each interest period will be the first day of such interest period, subject to the applicable business day convention.

Interest determination date	The interest determination date relating to a particular interest reset date will be the second London business day preceding such interest reset date.

Business day convention	Modified following.

Day count fraction	Actual/360 (ISDA).

Calculation agent	The Bank of New York Mellon, acting through its London branch, or its successor appointed by the Issuer.

CUSIP Number	92857W BB5

ISIN Number	US92857WBB54

The following terms apply to each tranche of the Notes:

Special Interest Rate Adjustment Feature

The Interest Rate of the Fixed Rate Notes and the Spread of the Floating Rate Notes will increase (such increase, an “Interest Rate Adjustment”) in the event of a downgrade, expressly as a result, in whole or in part, of a Relevant Transaction (as defined below), to  Baa1 or BBB+ or a lower rating (as applicable) in our long-term unsecured senior debt rating as determined by Fitch Ratings, Inc., Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. (each, a “Rating Agency” and such downgrade, a “Confirmed Rating Change”) at any time during the Interest Rate Adjustment Period (as defined below). The “Interest Rate Adjustment Period”, as referred to herein, shall commence on the date of any public announcement occurring prior to February 18, 2014, by us or the company that is the subject of a Relevant Transaction (as defined below), of any acquisition of the whole or part of any other company or the acquisition of substantially all of the assets of any other company (a “Relevant Transaction”) and ends 30 days after the consummation of such Relevant Transaction.

The Interest Rate in respect of the Tranche 1 Notes, Tranche 2 Notes, Tranche 3 Notes and Tranche 4 Notes will be increased by 5 basis points, 10 basis points, 15 basis points and 20 basis points, respectively, in the event of a Confirmed Rating Change. The Spread in respect of the Floating Rate Notes will be increased by 5 basis points in the event of a Confirmed Rating Change.

Any Interest Rate Adjustment will take retroactive effect from the first day following the last Interest Payment Date during the semi-annual or quarterly period (as applicable) in which a Confirmed Rating Change occurred.

Business Days	For the Fixed Rate Notes, New York; for the Floating Rate Notes, London and New York.

Ranking

The Notes will rank equally with all present and future unsecured and unsubordinated indebtedness of Vodafone. Because we are a holding company, the Notes will effectively rank junior to any indebtedness or other liabilities of our subsidiaries.

Regular Record Dates for Interest

With respect to each interest payment date, the regular record date for interest on global securities in registered form will be the close of business on the Clearing System Business Day prior to the date for payment, where “Clearing System Business Day” means Monday to Friday, inclusive, except December 25 and January 1. The regular record date for interest on debt securities that are represented by physical certificates will be the date that is 15 calendar days prior to such date, whether or not such date is a business day.

Payment of Additional Amounts

We intend to make all payments on the Notes without deducting United Kingdom (U.K.) withholding taxes. If any deduction is required on payments to non-U.K. investors, we will pay additional amounts on those payments to the extent described under “Description of Debt Securities We May Offer—Payment of Additional Amounts” in the prospectus.

Optional Tax Redemption

We may redeem the Notes before they mature if we are obligated to pay additional amounts due to changes on or after the date of this final term sheet in U.K. withholding tax requirements, a merger or consolidation with another entity or a sale or lease of substantially all our assets and other limited circumstances described under “Description of Debt Securities We May Offer—Payment of Additional Amounts” in the

prospectus. In that event, we may redeem the Notes in whole but not in part on any interest payment date, at a price equal to 100% of their principal amount plus accrued interest to the date fixed for redemption.

Adjusted Treasury Rate

“Adjusted treasury rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

Comparable Treasury Issue

“Comparable treasury issue” means the U.S. Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of such notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of such notes.

Comparable Treasury Price	“Comparable treasury price” means, with respect to any redemption date, the average of the reference treasury dealer quotations for such redemption date.

Quotation Agent	“Quotation agent” means the reference treasury dealer appointed by the Issuer.

Reference Treasury Dealer	“Reference treasury dealer” means any primary U.S. government securities dealer in New York City selected by the Issuer.

Reference Treasury Dealer Quotations

“Reference treasury dealer quotations” means with respect to each reference treasury dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue (expressed as a percentage of its principal amount) quoted in writing to the trustee by such reference treasury dealer at 5:00 p.m. Eastern Standard Time on the third business day preceding such redemption date.

Listing

We will file an application to list the Notes on the New York Stock Exchange. We expect that the Notes will be eligible for trading on the New York Stock Exchange within 30 days after delivery of the Notes.

Use of Proceeds	We intend to use the net proceeds from the sale of the Notes for general corporate purposes.

Risk Factors

You should carefully consider all of the information in this final term sheet, the prospectus supplement and the prospectus, which includes information incorporated by reference. In particular, you should evaluate the specific factors under “Risk Factors” beginning on page 5 of the prospectus and “Principal risk factors and uncertainties” beginning on page 51 of our Annual Report on Form 20-F for the fiscal year ended March

31, 2012 for risks involved with an investment in the Notes.

Trustee, Calculation Agent and Principal Paying Agent	The Bank of New York Mellon.

Timing and Delivery	We currently expect delivery of the Notes to occur on or about February 19, 2013.

Underwriters	Barclays Capital Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC